UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 24, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On December 24, 2013, NewLead Holdings Ltd. (“NewLead”) issued a press release announcing that on December 23, 2013 it received notice from the Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“NASDAQ”) indicating that NewLead did not satisfy the $50 million in market value of listed securities requirement for continued listing on The NASDAQ Global Select Market (the “Market Cap Requirement”), as set forth in Listing Rule 5450(b)(2)(A), for the prior 30 consecutive business days. In accordance with the NASDAQ Listing Rules, NewLead has been granted a 180-day grace period, through June 23, 2014, to evidence compliance with the Market Cap Requirement. As of January 6, 2014, NewLead has approximately 32.6 million shares outstanding. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On January 6, 2014, NewLead issued a press release announcing that on January 3, 2014 it received notice from the Staff indicating that the NASDAQ Listing Qualifications Panel (the “Panel”) determined NewLead had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Global Select Market. Under NASDAQ Listing Rule 5815 (d)(4)(a), the Panel will monitor NewLead for a six-month period, ending June 30, 2014, to see if it experiences a closing bid price under $1.00 for a period of 30 consecutive trading days. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated as of December 24, 2013
99.2	Press Release dated as of January 6, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer